EXHIBIT 99(a)(1)(iv)

                                Letter to Brokers

                                Offer to Purchase
                                       by
                              FIRSTBANK CORPORATION
                    Up to 500,000 Shares of its Common Stock
                     at a Purchase Price of $30.00 Per Share

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The offer and withdrawal rights will expire at 5:00 p.m., Eastern time, on
Friday, July 30, 2004, unless the offer is extended. Firstbank Corporation may extend the offer period at any time

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                                                                   June 15, 2004

To Brokers, Dealers, Commercial Banks,
Trust Companies and Other Nominees:

      Firstbank Corporation, a Michigan corporation, has appointed us to act as the dealer manager/information agent in connection with its offer to purchase for cash up to 500,000 shares of its common shares, no par value, at a price of $30.00 per share, net to the seller in cash, without interest.

      Firstbank Corporation's offer is being made upon the terms and subject to the conditions set forth in its Offer to Purchase, dated June 15, 2004, and in the related letter of transmittal, which as they may be amended and supplemented from time to time, together constitute the tender offer.

      Only shares properly tendered and not properly withdrawn will be purchased. However, because of the proration provisions described in the Offer to Purchase, all of the shares tendered may not be purchased if more than 500,000 shares are properly tendered. All shares tendered and not purchased, including shares not purchased because of proration or the conditional tender procedures, will be returned at Firstbank Corporation's expense as soon as practicable following the expiration date.

      Firstbank Corporation reserves the right, in its sole discretion, to purchase more than 500,000 shares pursuant to the tender offer, subject to applicable law.

      The tender offer is not conditioned on any minimum number of shares being tendered. The tender offer is, however, subject to other conditions described in the Offer to Purchase.

      Upon the terms and conditions of Firstbank Corporation's offer, if more than 500,000 shares are properly tendered and not properly withdrawn, Firstbank Corporation will purchase properly tendered shares in the following order:

      o First, all shares properly tendered and not properly withdrawn by any "odd lot holder" (as defined in the Offer to Purchase) who:

            o tenders all shares owned (beneficially or of record) by the odd lot holder (tenders of less than all the shares owned will not qualify for this preference); and

            o completes the section entitled "Odd Lots" in the letter of transmittal and, if applicable, in the notice of guaranteed delivery; and

      o Second, after the purchase of all the shares properly tendered by odd lot holders and subject to the conditional tender procedures described in Section 6 of the Offer to Purchase, all other shares properly tendered, on a pro rata basis with appropriate adjustments to avoid purchases of fractional shares.

      For your information and for forwarding to your clients for whom you hold shares registered in your name or in the name of your nominee, we are enclosing the following documents:

      o     Offer to Purchase, dated June 15, 2004;

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      o     letter to clients that you may send to your clients for whose accounts you hold shares registered in your name or in the name of your nominee, with space provided for obtaining such clients' instructions with regard to the tender offer;

      o letter of transmittal for your use and for the information of your clients (together with accompanying instructions and Substitute Form W-9);

      o letter to shareholders of Firstbank Corporation, dated June 15, 2004, from Thomas R. Sullivan, Chief Executive Officer and President of Firstbank Corporation;

      o notice of guaranteed delivery to be used to accept the tender offer if the share certificates and all other required documents cannot be delivered to the depositary before the expiration date;

      o guidelines of the Internal Revenue Service for Certification of Taxpayer Identification Number on Substitute Form W-9; and

      o a Questions and Answers Brochure for your use and for the information of your clients.

      Your prompt action is requested. We urge you to contact your clients as promptly as possible. The tender offer and withdrawal rights will expire at 5:00 p.m., Eastern time, on Friday, July 30, 2004, unless the tender offer is extended.

      No fees or commissions will be payable to brokers, dealers, commercial banks, trust companies or any person for soliciting tenders of shares under the tender offer. Firstbank Corporation will, however, upon request, reimburse you for customary mailing and handling expenses incurred by you in forwarding any of the enclosed materials to the beneficial owners of shares held by you as a nominee or in a fiduciary capacity. Firstbank Corporation will pay or cause to be paid any stock transfer taxes applicable to its purchase of shares, except as otherwise provided in the Offer to Purchase and letter of transmittal.

      In order to properly tender shares under the tender offer, a shareholder must do either (1) or (2) below:

      (1) Provide the following so that the depositary receives them before the offer expires:

            o one of (a) the certificates for the shares or (b) a confirmation of receipt of the shares pursuant to the procedure for book-entry transfer described in Section 3 of the Offer to Purchase, and

            o one of (a) a properly completed and executed letter of transmittal or a manually executed facsimile of it, including any required signature guarantees, (b) an "agent's message" of the type described in Section 3 of the Offer to Purchase in the case of a book-entry transfer or (c) a specific acknowledgement in the case of a tender through the "automated tender offer program" described in Section 3 of the Offer to Purchase, and

            o     any other documents required by the letter of transmittal.

      (2) Comply with the guaranteed delivery procedure set forth in Section 3 of the Offer to Purchase.

      Please call us toll-free at 800-929-4693 should you have any inquiries with respect to the tender offer or need to obtain additional copies of the enclosed material.

                                     Very truly yours,


                                     HOWE BARNES INVESTMENTS, INC.

(Enclosures)

NOTHING CONTAINED HEREIN OR IN THE ENCLOSED DOCUMENTS SHALL CONSTITUTE YOU OR ANY OTHER PERSON AS AN AGENT OF FIRSTBANK CORPORATION, THE DEALER MANAGER/ INFORMATION AGENT OR THE DEPOSITARY OR ANY AFFILIATE OF THE FOREGOING, OR AUTHORIZE YOU OR ANY OTHER PERSON TO USE ANY DOCUMENT OR MAKE ANY STATEMENT ON BEHALF OF ANY OF THEM IN CONNECTION WITH THE TENDER OFFER OTHER THAN THE DOCUMENTS ENCLOSED HEREWITH AND THE STATEMENTS CONTAINED THEREIN.